

May 25, 2023

Howard Lutnick
Chief Executive Officer
CF Acquisition Corp. VIII
110 East 59th Street
New York, NY 10022

   Re: CF Acquisition Corp. VIII
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed May 12, 2023
     File No. 001-40206

Dear Howard Lutnick:

  We have reviewed your May 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2023 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed May 12, 2023

Risks Related to CF VIII and the Business Combination
There are risks to CF VIII Stockholders who are not affiliates of the Sponsor..., page 67

1. We note your response to comment 15. Please revise the risk factor title to include a reference to the lack of independent due diligence review by an underwriter and conflicts of interest of the Sponsor previously reflected in the title here.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2021, page 90</u>

2.   Please revise to eliminate the unaudited pro forma condensed combined statement of operations and related footnotes for the year ended December 31, 2021. Refer to Rule 11-02(c)(2) of Regulation S-X.

<u>The Business Combination Proposal</u>
<u>Background of the Business Combination, page 119</u>

3.   We note your response to comment 23 and reissue in part. Please revise this section to disclose whether the preliminary information regarding XBP Europe and its business, including its historical financial performance and its strategy, included the information contained in the Initial 2022 Estimates and the Revised 2022 Estimates referred to on page 128.

4.   We note your response to comment 24 and reissue in part. Please revise this section to expand your discussion regarding the presentation of the market valuations for companies similar to XBP Europe to the CF VIII Board at the special meeting of the CF VIII Board head on October 7, 2022. Include a discussion regarding the role CF&Co. played in the preparation and presentation of these market valuations at this meeting beyond simply providing a description of CF&Co. as a financial advisor to CF VIII. We note your disclosure with respect to such valuations on pages 128 - 132.

5.   We note your response to comment 25 and reissue. We note your disclosure that reflects exchanges of multiple drafts of the LOI as well as a summary of key matters discussed. Amend your disclosure to describe the material terms these discussions, including the positions of the parties and how the material terms that were negotiated by the parties evolved throughout this period, especially with regard to the enterprise value of XBP Europe, consideration to be received, forfeiture of shares by the Sponsor, etc. Please include enough detail so that Public Stockholders can fully understand how the final terms of the LOI were determined.

<u>CF VIII Board's Reasons for the Approval of the Business Combination, page 122</u>

6.   We note your revisions in response to our comment 14, including providing a cross-reference to the relevant risk factor in the bullet titled "Exela Capital Structure." Please further revise this bulleted section to briefly state that Exela also faces doubt as to its ability to continue as a going concern where you describe the company to have a "highly leveraged capital structure" and that Exela continues to be "highly leveraged."

Certain Forecasted Information for XBP Europe, page 128

7. We note your response to comment 30, including the disclosure of revenue and Adjusted EBITDA reflected in the Revised 2022 Estimates. Please further revise this section to disclose similar projections, including dollar amount ranges, associated with the Initial 2022 Estimates. Further, please expand your discussion to disclose the applicable material assumptions contributing to calculation of the dollar amount reflected the updated ranges in October 2022 resulting in the Revised 2022 Estimates. Additionally, we note your disclosure in the Risk Factors section on page 49 regarding missed revenue and Adjusted EBITDA projections for XBP Europe for the fiscal year ended December 31, 2022 and that they were less than those forecasted in the Revised 2022 Estimates used by CF VIII in determining the $220 million valuation of the target. For appropriate context, please revise your disclosure where appropriate to discuss how the Revised 2022 Estimates are not reflective of the most recent actual financial performance of XBP Europe.

Information About XBP Europe
Overview, page 173

8. We note your response to comment 34. Please revise your disclosure to briefly and succinctly describe the meaning of open banking.

XBP Europe, Inc. and Subsidiaries
Audited Combined and Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Prior Period Adjustments (in Thousands), page F-8

9. We read your response to comment 47. The change in your operating loss for 2021 due to your restatement appears to be material. Please label the 2021 statements of operations amounts as restated in your financial statements and throughout the filing. Also, provide ASC 250 disclosures and remove your disclosure referring to the correction as not being material.

13. Commitments and Contingencies
Adverse Arbitration Order, page F-32

10. We note your response to comment 46 and reissue our comment with a clarification. Given the claim and the related counterclaim arose from the ordinary course of business, please tell us your basis in GAAP, citing specific guidance and supporting fact pattern in detail, for excluding the customer settlement expense from your operating loss for 2020.

You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Simon